

April 25, 2023

Larry M. Reid
Chief Financial Officer
Cleartronic, Inc.
8000 North Federal Highway
Suite 100
Boca Raton, Florida

      Re: Cleartronic, Inc.
           Form 10-K filed on December 29, 2022
           File No. 000-55329

Dear Larry M. Reid:

We have reviewed your responses in your letter dated March 27, 2023 and have the following comment. Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response. After reviewing your response to this comment, we may have additional comments.

Form 10-K filed on December 29, 2022

Item9A. Controls and Procedures, page 9

1.   We noted your response to our comments 1 and 2 in our comment letter dated March 22, 2023. Please amend your Form 10-K to clearly disclose your management's conclusion of the assessment of your internal control over financial reporting as of September 30, 2022.

You may contact Becky Chow, Staff Accountant at 202-551-6524, or Stephen Krikorian, Accounting Branch Chief, at 202-551-3488 if you have questions regarding comments on the financial statements and related matters.

           Sincerely,

           Division of Corporation Finance
           Office of Technology